Custodial and Voting Agreement

This Custodial and Voting Agreement (this "Agreement") is entered into as of the date of electronic consent by the parties on the NetCapital Funding Portal Inc. (the "Portal"), by and among Portal, Worldwide Stock Transfer LLC, a New Jersey limited liability company ("Custodian"), and the undersigned investor ("Investor"). Portal is signing this Agreement on behalf of the Investor pursuant to a power of attorney granted by Investor to Portal, but Investor is fully bound by this Agreement as if Investor had signed the Agreement.

Custodian has agreed to open and maintain the Account (as defined below) for Investor and to provide other services to Investor in connection with the Account. This Agreement sets out the terms under which Custodian will provide those services to Investor and the arrangements that will apply in connection with those services.

In consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Interpretation

1.1 Definitions

In this Agreement:

- "Account" means the account constituted by Investor's purchase of beneficial interests in the Shares that were offered for sale by the Issuer on the Portal.
- "Account Balance" means, in relation to the Account, the number of Shares beneficially owned by Investor, including all of Investor's rights to and interest in the balance from time to time on that Account.
- "Business Day" means a weekday that is not a federal holiday.
- "Fees" means the fees and charges referred to in clause 5.1 of this Agreement.
- "Issuer" means each issuer of the Shares.
- "Shares" means the beneficial interests in the uncertificated shares of common stock or preferred stock or the units of convertible debt, limited liability company membership interests or limited partnership interests that were beneficially purchased by Investor on the Portal.
- "Transfer Agent" means Worldwide Stock Transfer LLC, or a successor transfer agent.
- "Withdrawal Date" means the Business Day on which Investor wishes to withdraw Investor's Account Balance.

1.2. Headings

The headings in this Agreement do not affect its interpretation.

1.3. Singular and plural

References to the singular include the plural and vice versa.

2. Account

2.1. Opening Account

Custodian shall open and maintain the Account for the beneficial interests in the Shares beneficially held by Investor.

2.2. Deposits and withdrawals

The balance of Investor's Account shall reflect the Shares beneficially held by Investor. A deposit is made into Investor's Account when the escrow agent sends money to the Issuer or a seller of Shares, as the case may be, and Custodian receives a record from the Transfer Agent of the number of Shares that Investor beneficially holds. A withdrawal occurs when Custodian receives notice from the Transfer Agent that the Shares have been beneficially sold or transferred.

2.3. Reports

Reports relating to deposits into and withdrawals from the Account and the Account Balance will be available to Investor daily by means of a section on the Portal to which Investor may login (the "Website").

3. Custody Services

3.1. Appointment

Investor hereby appoints Custodian to act as custodian of the Shares in accordance with this Agreement and applicable law.

3.2. Ownership of Securities

Custodian will be the sole holder of legal title to the Shares while Investor will hold beneficial ownership of the Shares. The Custodian will be the sole record holder of the Shares on the books and records of the Issuer. The sole dispositive record of Investor's beneficial ownership of the Shares will be in the books and records of the Transfer Agent.

3.3. Voting of Securities

Prior to the Withdrawal Date, at every meeting of the equity or interest holders of the Issuer called with respect to any matter, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the equity or interest holders of the Issuer, Investor agrees that Custodian shall vote Investor's Shares, in the event Investor's Shares contain voting rights.

3.4. Insurance

Custodian undertakes that Custodian may maintain insurance in support of Custodian's custodial obligations under this Agreement including covering any loss of the Shares. In the event that Custodian elects to reduce, cancel or not to renew such insurance, Custodian may give Investor prior written notice as follows: in the case of a reduction, Custodian may endeavor to provide such notice at least 30 days prior to the effective date of the reduction; and in the event of a cancellation or expiration of the insurance without renewal Custodian may provide such notice at least 30 days prior to the last day of insurance coverage. Investor acknowledges that any such insurance is held for Custodian's benefit and not for the benefit of Investor, and that Investor may not submit any claim under the terms of such insurance.

3.5. Notice of Changes

Custodian may notify Investor promptly in writing of the following: (i) Custodian receives notice of any claim against the Account other than a claim for payment of safe custody or administration permitted by this Agreement; (ii) Custodian otherwise fails to comply with any of the provisions of this Agreement; or (iii) any of Custodian's representations and warranties in clause 4 shall cease to be true and correct.

4. Representations and Warranties

4.1. Investor's representations

Investor represents and warrants to us that:

1. Investor is the beneficial owner of the Shares;
2. Investor has all necessary authority, powers, consents, licenses and authorizations and has taken all necessary action to enable Investor lawfully to enter into and perform Investor's duties and obligations under this Agreement; and
3. this Agreement and the obligations created under it are binding upon Investor and enforceable against Investor in accordance with its terms (subject to applicable principles of equity) and do not and will not violate the terms of the rules or any order, charge or agreement by which Investor is bound.

4.2. Custodian's representations

Custodian represents and warrants to Investor that:

1. this Agreement has been duly authorized, executed and delivered on Custodian's behalf and constitutes Custodian's legal, valid and binding obligation; and
2. the execution, delivery and performance of this Agreement by Custodian does not and will not violate any applicable law or regulation and does not require the consent of any governmental or other regulatory body except for such consents and approvals as have been obtained.

5. Fees and Expenses

5.1. Fees

Custodian's fees will be paid in accordance with the fee agreement that has been executed by the Portal. There are no fees payable by the Investor.

6. Scope of Responsibility

6.1. Exclusion of liability

Custodian may use reasonable care in the performance of its duties under this Agreement and will only be responsible for any loss or damage suffered by Investor as a direct result of any gross negligence, fraud or willful misconduct on Custodian's part in the performance of Custodian's duties, and in which case Custodian's liability will not exceed the aggregate market value of the Shares at the time of such gross negligence, fraud or willful misconduct.

6.2. Force majeure

Neither Custodian, nor any of Custodian's directors, employees, agents or affiliates shall incur any liability to Investor if, by reason of any provision of any present or future law or regulation of any governmental or regulatory authority or stock exchange, or by reason of any act of God or war or terrorism or other circumstances beyond Custodian's control, Custodian is prevented or forbidden from, or would be subject to any civil or criminal penalty on account of, or are delayed in, doing or performing any act or thing which by the terms of this Agreement it is provided shall be done or performed and accordingly Custodian does not do that thing or does that thing at a later time than would otherwise be required.

6.3. Exculpation in respect of offer document

Custodian and its officers, directors, employees, agents and sub-custodians shall not be responsible or liable in any manner for any recitals, statements, representations or warranties made by any person other than Custodian.

7. Termination

7.1. Method

Custodian may terminate this Agreement by giving not less than 60 Business Days written notice to Investor and Portal, provided that Custodian may terminate this Agreement immediately on written notice in the event that any of the statements set out in clause 4.1(a)-(c) become untrue. Clauses 6, 7.2 and 9 shall survive termination of this Agreement.

7.2. Existing rights

Termination shall not affect rights and obligations then outstanding under this Agreement, which shall continue to be governed by this Agreement until all obligations have been fully performed.

7.3. Website

Effective upon the Termination Date, the use of the Website will automatically be terminated and no further access to the Website will be permitted.

8. Notices and Record-Keeping

8.1. Form

A notice or other communication under or in connection with this Agreement may be given using the contact information Investor provided to the Portal.

8.2. Method of transmission

Any notice or other communication required to be in writing may be delivered by email.

9. General

9.1. No advice

Custodian's duties and obligations under this Agreement do not include providing Investor with investment advice. In asking Custodian to open and maintain the Account, Investor does so in reliance upon Investor's own judgment and Custodian shall not owe to Investor any duty to exercise any judgment on Investor's behalf as to the merits or suitability of any deposits into, or withdrawals from, an Account.

9.2. Assignment

This Agreement is for the benefit of and binding upon the parties and their respective heirs, successors and assigns. Investor may not assign, transfer or encumber, or purport to assign, transfer or encumber, Investor's right, title or interest in relation to any Account or any right or obligation under this Agreement or any part of any of the foregoing unless Custodian otherwise agrees in writing.

9.3. Amendments

amendment to this Agreement must be agreed in writing and be signed by all parties. Unless otherwise agreed, an amendment will not affect any legal rights or obligations that may already have arisen.

9.4. Partial invalidity

If any of the clauses (or part of a clause) of this Agreement becomes invalid or unenforceable in any way, the validity of the remaining clauses (or part of a clause) will not in any way be affected or impaired.

9.5. Entire agreement

This document represents the entire agreement, and supersedes any previous agreements among the parties relating to the subject matter of this Agreement.

9.6. Joint and several liability

Investor's responsibilities under this Agreement are joint and several if applicable.

9.7. Counterparts

This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same agreement.

9.8. Governing Law and Jurisdiction

This Agreement is governed by the laws of the State of Delaware without regard to its conflicts of laws principles.